UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13889

MACDERMID, INCORPORATED PROFIT SHARING
AND EMPLOYEE STOCK OWNERSHIP PLAN
1401 Blake Street
Denver, Colorado 80202

MACDERMID, INCORPORATED PROFIT SHARING
AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Note:             Schedules of reportable transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 and Department of Labor Regulations have not been included herein as the information is not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of MacDermid, Incorporated and to the Plan administrator of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Grant Thornton LLP

Edison, New Jersey

June 27, 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator
MacDermid, Incorporated Profit Sharing and
Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

April 11, 2005

MACDERMID, INCORPORATED PROFIT SHARING
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets

Cash	$62,530	$37,531

Investments, at fair value (note 4):
MacDermid, Incorporated Company Stock	60,971,858	78,940,700
Collective trust fund	19,883,698	22,653,185
Mutual funds	35,460,126	32,175,795
Participant Loans	2,046,312	2,175,953
Total investments	118,424,524	135,983,164

Receivables
Employer contributions	14,994	16,786
Employee contributions	17,711	2,120
Other	6,949	5,263
Total receivables	39,654	24,169

Total Assets	118,464,178	136,007,333
Liabilities

Excess Contribution Payable (note 10)	343	—
Total Liabilities	343	—
Net assets available for benefits	$118,463,835	$136,007,333

The accompanying notes are an integral part of these statements

MACDERMID, INCORPORATED PROFIT SHARING
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions
Contributions:
Employer	$557,714	$899,348
Employee	3,798,193	3,595,199
Rollover	109,020	35,645
Total Contributions	4,464,927	4,530,192
Investment income (loss):
Dividend income	1,869,688	1,159,312
Interest on participant loans	118,926	122,798
Net appreciation in fair value of collective trust fund (note 5)	798,908	810,264
Net appreciation in fair value of mutual funds (note 5)	1,587,040	2,833,335
Net appreciation/ (depreciation) in fair value of MacDermid,
Incorporated company stock (note 5)	(17,590,154)	4,085,683
Total investment income (loss)	(13,215,592)	9,011,392

Total additions	(8,750,665)	13,541,584
Deductions:
Distributions to participants	8,702,423	10,591,120
Corrective distributions	3,313	—
Administrative expenses	87,097	95,731
Other, net	—	(1,354)
Total deductions	8,792,833	10,685,497
Net increase/(decrease)	(17,543,498)	2,856,087
Net assets available for benefits, beginning of year	136,007,333	133,151,246
Net assets available for benefits, end of year	$118,463,835	$136,007,333

The accompanying notes are an integral part of these statements

                                    Notes to Financial Statements

                                    December 31, 2005 and 2004

(1)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

(b)                      Valuation of Investments

The Plans investments are stated at fair values which are determined using quoted market prices for common stock. Shares of mutual funds and collective trusts are valued at the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis. Interest and dividend income is recorded when earned.

(c)                     Trust Fund

The Charles Schwab Trust Company (Schwab) is the named Trustee of the Plan. Under the terms of a trust agreement between the Trustee and the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan (the Plan), the Trustee manages a trust fund on behalf of the Plan. Selection of investment options under the Trust resides with the Investment Committee of MacDermid Incorporated.

(d)                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)                       Payment of Benefits

Benefits are recorded when paid.

(f)                         Reclassifications

Certain reclassifications have been made to conform prior year’s information to the current year presentation.

(2)                     Plan Provisions

The following is a brief description of the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan and is provided for general information purposes only. The Plan Document and Summary Plan Description should be consulted for a more complete description of the Plan’s provisions.

The Plan, as amended and restated, is a defined contribution plan sponsored by MacDermid, Incorporated (the Company). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

(a)                     Eligibility and Participation

All domestic employees of the Company who have attained the age 18 are eligible to participate in the Plan on the first day of the calendar month that begins after their hire date.  This includes employees of MacDermid Incorporated and certain continental United States subsidiaries, including subsidiaries: W. Canning, Ltd., MacDermid Printing Solutions LLC, Napp Systems, Inc., MacDermid Colorspan, Inc. and MacDermid Offshore Solutions, LLC. Except for purposes of the company contributions employees will become a participant in the Plan either on the date they become eligible for the plan or the date they file with the Plan Administrator an agreement to make participant contributions in the Plan. For purposes of eligibility to receive a portion of the Company profit sharing contribution to the Plan, employees become participants in the Profit Sharing Plan as of December 1st of the first plan year during which they were an employee, provided their employment by the Company commenced on or before July 1st of such plan year and they were at least 18 years of age, or as of December 1st of the second plan year if their employment with the Company commenced after July 1st of the first plan year and they were at least 18 years of age. Profit sharing contributions were $0 during the years ended December 31, 2005 and 2004.

(b)                   Contributions

Effective January 1, 1999, the Plan was changed to allow participants to contribute to the Plan using pre-tax dollars to purchase company stock (KSOP).

Under the terms of the Plan, employees are eligible to contribute under the KSOP, 401(k) and after-tax options on the first of the month following their date of hire. Participating employees may elect to have between 1% and 10% of pre-tax wages contributed to the Plan under the 401(k) option, between 1% and 7% of pre-tax wages under the KSOP provision. Participating employees may elect to have between 1% and 3% deducted from their after-tax wages and invested in the same investment options as the 401(k) arrangement. The Company will match 50% of the employee’s KSOP contribution, up to a maximum of 3.5% of the employee’s compensation. A participant’s compensation is his or her total compensation for the plan year, including overtime and bonus, but not including any special awards. Total participant contributions are limited to the applicable limits under the Internal Revenue code of $14,000 in 2005 and $13,000 in 2004. Catch-up contributions can also be made by employees age 50 and older up to $4,000 for 2005 and $3,000 for 2004.

(c)               Participants’ Accounts

Each participant account is credited with the participant’s contributions and an allocation of the Company’s contribution and Plan earnings. Allocations are based on participants’ earnings or account balances, as defined in the Plan document.

(d)                 Vesting

Participants vest immediately in their contributions and any earnings thereon. All matching contributions made on or after January 1, 2002 vest pursuant to a 3-year cliff. All matching contributions prior to January 1, 2002 vested on a 5-year cliff. The exception is that full vesting will apply when an employee attains age 55, dies or becomes totally disabled.

(e)                      Forfeitures

Any forfeited amounts related to the participant’s company contribution account may be used to reduce the cash contribution required from the Company in the following year. However, if a terminated participant becomes reemployed by the company before incurring a five year break in service, the forfeited amounts will be restored to participant accounts. Forfeitures available to reduce future employer contributions amounted to $14,384 and $61,385 at December 31, 2005 and 2004, respectively. Forfeitures used to reduce employer contributions amounted to $436,688 and $77,998 for the years ended December 31, 2005 and 2004, respectively.

(f)                        Payment of Benefits

Participants are entitled to receive the vested balance of their account if they retire, obtain the age 55, become fully disabled, die or terminate employment. Distribution of participants’ accounts upon separation shall be paid in (a) a lump sum, or (b) equal installments over a period not to exceed 15 years.

In the event that the non-forfeitable balance of a terminated participant is between $1,000 and $5,000, the account balance will be transferred to an IRA on behalf of a participant who fails to elect a direct rollover or cash payment. Account balances less than $1,000 will be distributed in cash.

At December 31, 2005 and 2004, there were no distributions payable to participants who had withdrawn from participation in the Plan.

A participant may also request a hardship distribution as provided for in the Plan document.

(g)                   Participant Loans

The Plan contains a provision that allows loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to 50% of their vested balance, but not more than the lesser of (i) $50,000 reduced by the excess of the participants highest outstanding loan balance during the 12 month period before the loan application over the participants outstanding loan balance immediately prior to the loan or (ii) the total vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 5% to 10.5% on the unpaid principal balance with maturity dates ranging from 2006 through 2015. Principal and interest is paid ratably through regular payroll deductions. A loan in deemed delinquent when it is 30 days or more past due and is subject to being deemed disbursed to the participant if the delinquency is not cured within the time allowed by the Plan. The cure period is generally, as applicable, 90 days from the date of the participant’s termination of employment, or the end of the quarter following the quarter in which the still actively employed participant’s first payment was missed.

(h)                     Plan Amendments

There were three amendments to the Plan that became effective during the year ended December 31, 2005. As of January 1, 2005 the Company removed the provision whereby participants could not transfer vested employee amounts contributed under the KSOP portion of the Plan investment options and replaced it with a rolling three year diversification restriction. Employer matching dollars in the KSOP portion of the Plan will remain restricted until age 55. Up until that age, participants in the Plan were restricted from liquidating their MacDermid Stock investment holdings (derived from both employee funds and employer match) until they reach the age of 55. At age 55, they are permitted to diversify their holdings into other investment options of the Plan.

As of January 1, 2005 the plan was amended to require the Trustee to vote shares of Company stock either in accordance with participant directions or in the absence of such directions, at the discretion of the Plan Administrator, or in the same proportion specified by the other participants, subject to ERISA.

As of January 1, 2005, the Company discontinued the profit sharing portion of the Plan. Up until that date, the Company could make profit-sharing contributions to the Plan. This was a discretionary contribution determined by the Board of Directors.

(i)                        Administrative Expenses

Substantially all expenses related to administering the Plan are paid by the Company. Certain fees paid to Schwab are included as administrative expenses of the Plan as permitted by the Plan.

(3)                     Federal Income Taxes

The Plan has received a tax determination letter from the Internal Revenue Service (the IRS) dated July 13, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (the Code) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan has been submitted to the IRS for a new determination letter for all amendments made through January 1, 2005 and received a favorable determination letter dated May 3, 2006.

Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Plan participants are taxed on Plan benefits at the time of distribution to the extent such distribution exceeds a participant’s post-tax contribution to the Plan. Effective January 1, 1993, the Plan withholds the mandatory 20% federal tax from all taxable distributions, which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity or installments).

(4)                     Investments

The following table includes investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004
MacDermid, Incorporated Company Stock (1)	$60,971,858	$78,940,700
Collective Trust Fund
Schwab Stable Value Fund	19,883,698	22,653,186
Davis NY Venture Fund A	7,777,187	7,275,619

(1)                                  Includes $8,303,201 and $29,124,848 of non-participant directed investments as of December 31, 2005 and 2004, respectively

See notes 5 and 6 for net appreciation (depreciation) on investments and additional disclosures for non-participant directed investments.

(5)                     Net Appreciation (Depreciation)

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:

	Net appreciation
	(depreciation) in fair value
	December 31,
	2005	2004
MacDermid, Incorporated Company Stock	$(17,590,154)	$4,085,683
Collective Trust Fund	798,908	810,264
Mutual Funds	1,587,040	2,833,335
	$(15,204,206)	$7,729,282

(6)                     Nonparticipant — Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in MacDermid, Incorporated Common Stock is as follows:

	2005	2004
Beginning Balance	$29,124,848	$27,824,929

Employee Contributions	1,959,030	1,899,766
Employer Contributions	979,842	952,987
Dividends	85,813	157,195
Net Appreciation/(Depreciation)	(3,519,271)	1,539,840
Benefits Paid	(712,289)	(1,601,421)
Fees	(26,498)	(28,605)
Forfeitures	(152,000)	(72,673)
Transfers to Unrestricted	(19,436,274)	(1,547,170)
Ending balance	$8,303,201	$29,124,848

The nonparticipant directed investments at December 31, 2005 and 2004 consist solely of MacDermid Stock. This represents only a portion of the company stock fund.

(7)                     Plan Termination

The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the Trust Fund will be used to provide benefits in accordance with the provisions of the Plan document.

(8)                     Related Party Transactions

Certain Plan investments are shares of MacDermid, Incorporated common stock and shares of mutual funds managed by Charles Schwab Trust Company (Schwab). MacDermid, Incorporated is the Plan sponsor and Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $87,097 and $95,731, respectively, for the years ended December 31, 2005 and 2004.

Mr. Daniel H. Leever is a member of the Investment Committee and the Company’s Chairman of the Board and Chief Executive Officer.

(9)                     Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect investment balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits. A significant portion of the Plan’s assets are invested in stock of the Plan Sponsor and in the Schwab Stable Value Fund. No reserve has been recorded for credit risk.

(10)              Excess Contribution Payable

As of December 31, 2005, liabilities are recorded for amounts payable by the Plan for contributions made in excess of the amounts allowed by the Internal Revenue Service.

(11)              New Accounting Standards

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is limited to the direct effects of the change; the indirect effects should be recognized in the period of the change. This statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS 154 are effective for accounting changes and correction of errors made in fiscal periods that begin after December 15, 2005, although early adoption is permitted. The Plan does not anticipate that the implementation of this standard will have a material impact on its net assets available for benefits or on its changes in net assets available for benefits.

(12)              Subsequent Events

Effective January 1, 2006, the Company announced the merger of the Autotype Americas, Inc. 401k Plan (the Autotype Plan) with and into the Plan. In connection with the merger into the Plan, participants in the Autotype Plan (or their beneficiaries) were given the option of receiving a distribution or transferring their balance to the Plan. As of January 4, 2006, $3,439,571 was transferred into the MacDermid Plan from the Autotype Plan.

Additionally, effective January 1, 2006, the covered compensation limit of the 401(k) portion of the Plan (Note 2) was increased from 10% to 80% and the KSOP portion of the Plan was increased from 20% to 80%, subject to limitations under the Internal Revenue Code.

Additionally, effective January 1, 2006, the sixth amendment to the Plan clarifies certain plan terminologies such as compensation and the definition of highly compensated individuals.

As of February 6, 2006, the Company sold all of its ownership interest in MacDermid Equipment, Inc. (MEI) to an unrelated third-party. All employees of MEI at the time of sale were terminated in connection with the transaction. No provision was made for active participation in the Plan by any MEI employees after the sale date. The MacDermid Equipment Money Purchase Plan (the ME4 Plan) was merged into the Plan during 2003. No assets of the Plan, or any assets relating to the merged ME4 Plan, were transferred in connection with the MEI sale. Former MEI employees have access to their vested account balances in the Plan as other similarly situated vested participants of the Plan.

MACDERMID, INCORPORATED PROFIT SHARING
AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issuer, borrower,		Description		Current
lessor, or similar party		of investment		value

	Cash	—		$62,530
*	Schwab Stable Value Fund	1,252,919	shares	$19,883,698
*	Schwab Money Market/Liquidity Account	414	shares	$414
*	MacDermid, Incorporated Company Stock (1)	2,185,371	shares	$60,971,858
	American Century Ultra Fund	18,267	shares	$542,182
	Davis NY Venture Fund A	230,777	shares	$7,777,187
	UBS Small Cap Growth Fund CL Y	167,760	shares	$2,380,521
	Federated Stock Trust Fund	23,887	shares	$746,463
	Federated Kaufman Fund K	352,098	shares	$1,971,748
	Excelsior Value & Restructuring Fund	110,471	shares	$5,101,570
	Dreyfus Mid-Cap Index Fund	78,177	shares	$2,184,266
	Royce Premier Fund	151,807	shares	$2,559,473
	Templeton Growth Fund A	162,510	shares	$3,727,987
	Van Kampen Equity & Income Fund A	355,705	shares	$3,087,527
	Putnam International Equity Fund A	77,440	shares	$2,023,506
	Dodge & Cox Income Fund	100,941	shares	$1,265,796
	Harbor Bond Institutional Fund	138,878	shares	$1,613,769
	Vanguard Index 500	4,157	shares	$477,717
*	Participant Loans	5.00%-10.50%		$2,046,312
	Total			$118,424,524

*                                         Represents a party-in-interest.

(1)                                  includes non-participant directed investments with a fair value of $8,303,201 and a cost of $7,547,213

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 14, 2006	/s/ Frank Monteiro
Frank Monteiro
Assistant Treasurer

Exhibit Index

The following exhibits are filed as part of this annual report:

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm